Sub-Item 77Q3(a)(i):

Conclusions of Registrant's Principal Executive Officer and Principal Financial Officer about the effectiveness of Registrant's Disclosure Controls and Procedures:

Based upon an evaluation of the Fund's Disclosure Controls and Procedures made on March 14, 2003, Joan King, Treasurer and Irwin Nussbaum, President, concluded that the Fund's Disclosure Controls and Procedures are effective for the purposes specified in rule 30a-2 promulgated under the 1940 Act.

Sub-Item 77Q3(a)(ii):

Disclosure Regarding Changes in Registrant's Internal Controls:

There have been no significant changes in Registrant's internal controls or in other factors that could significantly affect these controls subsequent to the evaluation date specified in Sub-Item 77Q3(a)(i).